Contacts:	**Leiv Lea**
	Pharmacyclics, Inc.
	(408) 774-0330
	Carolyn Bumgardner Wang
	WeissComm Partners
	(415) 946-1065

PHARMACYCLICS ANNOUNCES ADDITION OF ROBERT W. DUGGAN
TO BOARD OF DIRECTORS

Sunnyvale, Calif., -- September 19, 2007 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today announced the appointment of Robert W. Duggan to its Board of Directors. Mr. Duggan was also appointed to the Compensation and Nominating and Corporate Governance Committees of the Board.

Mr. Duggan currently serves on the Board of Directors of Intuitive Surgical, a robotic surgical instruments company. Previously, Mr. Duggan was chairman and CEO of Computer Motion which merged with Intuitive Surgical in 2003. Mr. Duggan is the founder of the investment firm Robert W. Duggan & Associates. He has been a private venture investor for more than 30 years and has participated as a director of, investor in and advisor to numerous small and large businesses in the medical equipment, technology, digital encryption, consumer retail goods and outdoor media communication industries. He received the Congressman's Medal of Merit and in 2000 he was named a Knight of the Legion of Honor by President Jacques Chirac for his pioneering work on computerized robotic surgical instruments. He is a member of the University of California at Santa Barbara Foundation Board of Trustees.

"We are privileged to have Mr. Duggan as a significant investor and member of our Board," said Richard A. Miller, M.D., president and CEO of Pharmacyclics. "Bob brings years of successful experience as an entrepreneur, corporate executive and medical visionary to our company. Over the past several years he has acquired a deep understanding of and commitment to our company, and we look forward to his continued active participation as a Board member."

The addition of Mr. Duggan will initially bring the number of directors to seven. Current Board member, William R. Rohn, has informed the company that he does not plan to stand for re-election at the Pharmacyclics Annual Meeting in December 2007. However, Mr. Rohn will remain on the Board until the December 2007 Annual Meeting.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. Its lead product, Xcytrin® (motexafin gadolinium) Injection, has completed Phase 3 clinical trials and several ongoing Phase 1 and Phase 2 clinical trials are evaluating Xcytrin, either as a single agent or in combination with chemotherapy and/or radiation in multiple cancer types. A New Drug Application for use of Xcytrin in combination with whole brain radiation therapy for treatment of brain metastases from non-small cell lung cancer was filed with the Food and Drug Administration in April 2007. More information about the company, its technology, and products can be found at www.pharmacyclics.com. In addition, more information about advocacy on behalf of Xcytrin can be found at www.yourcanceryourchoice.com. Pharmacyclics®, Xcytrin® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

###